This offering is not live or open to the public at this moment.

Lincoln & Grant

Lincoln & Grant is an aspirational lifestyle magazine and media network for men who aspire to achieve the American dream.

● Small OPO	🏠 Greenwood Village, CO	🏷 Media
0	**$0**	**$50k - $1m**
Reservations	Raised	Reservation Goal

0% funded with 171 days left

Company (/startup/lincolnandgrant?preview=true)   Team (/startup/lincolnandgrant/team?preview=true)   O



()
At Lincoln & Grant, we bolster American men seeking to achieve the American Dream, through digital and print media content. We believe that the spirit and heritage of America was founded in hard work and smart decision-m...

(read more ())

http://lincolnandgrant.com (http://lincolnandgrant.com)

Lincoln & Grant Lifestyle Magazine & Content Network

Our Mission

At Lincoln & Grant, we bolster American men seeking to achieve the American Dream, through digital and print media content.

We believe that the spirit and heritage of America was founded in hard work and smart decision-making, by embracing intelligence, style, innovation, and relationships. Everyday, we strive to furnish our audience with the necessary insight and tools to achieve their life's aspirations. We further seek to represent our own message as an example to the country through the ongoing development of inventive media technologies and revenue models that not only benefit Lincoln & Grant, but our extensive content partner community.



Invest

$1 / share
We are seeking $1 Million to create a viable alternative voice to the progressive bias from the established lifestyle media brands.

What is the Promise of America?

"Mitt Romney once said, 'The promise of America has always been that if you worked hard, had the right values, and took some risks, that there was an opportunity to build a better life for your family and for your next generation.'

However, if you're like me, you're concerned about the future of that promise since the heritage it was founded upon has been demonized by the media. While we often point to the bias of the news media, we often overlook some of the more subtle influences on our thinking. Notably, the popular men's lifestyle magazines continue to insist that being a man means identifying with progressive culture.

We're excited to introduce you to the lifestyle media company for American Men still seeking the promise of America.

Welcome to Lincoln & Grant."
-David M. Rich Founder & CEO

♡ ()





GQ
10 hrs · 🌐

Don't forget to vote.





The Deadly Serious Consequences If America Doesn't Get the Election Right Today

As Keith Olbermann explains it, November 8th, 2016, will be forever remembered as an inflection point in America's history.

GQ.COM | BY KEITH OLBERMANN



GQ
November 12 at 9:28am · 🌐

"A woman who should have been president got up on a stage and acted like the president we need. Unfortunately, it turned out we didn't deserve her."

♡ ()



Even in Defeat, Hillary Clinton Was Still Presidential as Hell

GQ.COM | BY JACK MOORE





GQ
November 10 at 9:46am ·

The score: Angry White Guys 44, Everyone Else 1.

()

With President Donald Trump, Angry White Guys Won Again

The secret behind the most successful team in American political history.

GQ.COM | BY JOHN DEVORE

Perks

Founding Package

For Those Who Invest $500-$1,749
By investing at our founding package level, in addition to the equity amount that corresponds to your specific investment, you will get our founder thank you kit which includes our company brand book, a custom Lincoln & Grant Lapel Pin, and proof of your status as a founding investor. You will also receive an on-going subscription to the Lincoln & Grant print publication.

Launch Party Package

For Those Who Invest $1,750-$2,999
By investing at our launch party package level, you will receive all of the elements of the Founding Package, plus an exclusive invitation to our launch party at Woodford Reserve Distillery in Kentucky. In addition to attending the Launch Party, you will receive a custom branded commemorative bottle of Woodford Reserve from our Lincoln & Grant Private Barrel.

Generational Keepsake Package

For Those Who Invest $3,000-$4,999

As an investor at the Generational Keepsake level, we wanted to provide you something that you can pass along to your children or grandchildren to show and share your investment in helping Lincoln & Grant get its start. Therefore, in addition to the items from the other two packages, we have partnered with a top watch maker to create a custom Lincoln & Grant timepiece.

Legacy Package

For Those Who Invest $5,000 or more

The Lincoln & Grant brand focuses on the heritage and generational wisdom passed from father to son. We wanted to find a way to memorialize that legacy on a larger scale and therefore created the Legacy package. At this investment level, in addition to all of the other investment rewards, you will have the opportunity to work with an editor and ghost writer to share and actually publish an article about the legacy and lessons that you hope to leave for future generations.



This offering is not live or open to the public at this moment.



Lincoln & Grant

Lincoln & Grant is an aspirational lifestyle magazine and media
network for men who aspire to achieve the American dream.

● Small OPO	🏠 Greenwood Village, CO	🏷 Media

0	$0	$50k - $1m
Reservations	Raised	Reservation Goal

0% funded with 171 days left

Company (/startup/lincolnandgrant?preview=true)   **Team (/startup/lincolnandgrant/team?preview=true)**   O

Meet the Founder

David M. Rich

Founder & CEO

Lincoln & Grant is led by Founder and CEO, David Rich. David is a branded content and media veteran who most recently served as the Director of Strategic Development and Digital Innovation for Bonnier Corporation – a worldwide leader in enthusiast media with brands such as Popular Science, Field & Stream, Ski Magazine, and Parenting. David also owned and operated digital media startup, Off The Quad – a digital content provider offering college students insider information about the can't-miss events, places, and experiences in their college town. Before his time in media, David had the privilege of consulting on marketing and advertising programs for some of the world's elite brands including BMW, Samsung, 3M, Oster, Mr. Coffee, and Travelpro. David has a bachelor's degree in Political Science from the University of Colorado and has a master's degree in Accounting from Florida Atlantic University.

 ⬤s://www.linkedin.com/in/davidmrich)

About

Blog (http://blog.startengine.com/)

About Us (/about)

How It Works (/how)

FAQs (https://help.startengine.com)

Connect

Facebook
(https://www.facebook.com/pages/StartEngine/728579673872142)

Twitter (https://twitter.com/StartEngineLA)

Careers (https://jobs.lever.co/startengine)

LinkedIn
(https://www.linkedin.com/company/startengine)

Instagram
(https://www.instagram.com/startenginela/)

Join

Edit My Campaign (/campaign)

Investors (/account)

Legal

Terms of Use (/terms)

Privacy Policy (/privacy)

Section 17(b) Disclosure (/section-17-b-disclosure)

Disclaimer
(https://d19j0qt0x55bap.cloudfront.net/production/asse
6002faff307090186efb862ff1e73cd0.pdf)



IMPORTANT MESSAGE: www.StartEngine.com (the "Site") is a website owned by StartEngine Crowdfunding, Inc. (StartEngine Crowdfunding) and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC (StartEngine Capital)(collectively, "StartEngine"). StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). For Canadian investors, StartEngine intends to rely on a dealer exemption or partner with a Canadian registered dealer. By accessing this Site and any pages on this Site, you agree to be bound by its Terms of Use (/terms) and Privacy Policy (/privacy), as may be amended from time to time without notice or liability.

U.S. Investors: Investment opportunities posted and accessible through the Site are of two types:

- Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. Neither the Site not StartEngine Crowdfunding is a FINRA member.
- Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, a funding portal which is a FINRA member.

Both types of offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section (https://startengine.zendesk.com/hc/en-us).Each type of offering is presented on this Site in separate workflows. Generally, Regulation A+ and Crowdfunding offerings have important differences in limits on the amount a company can raise in an offering, how they can conduct the offering, limits on the amount an investor can invest per offering and annually, and most importantly differences in when an investor can resell the securities. In particular, securities purchased in a Regulation Crowdfunding offering cannot be sold for one year from purchase, but even after this time, there may be no resale market available. All securities offered by companies on this Site involve high levels of risk. Only invest an amount that you can afford to lose and will not impact your lifestyle.

Canadian Investors: Investment opportunities posted and accessible through the Site will be offered to Canadian resident investors in accordance with prospectus exemptions under Canadian securities laws, including, but not limited to, the "Accredited Investor" and "Offering Memorandum" exemptions under National Instrument 45-106 promulgated by the Canadian Securities Administrators.

Neither the SEC nor any state regulator, the Canadian securities regulators or any other regulatory body has passed upon the merits of or given its approval to the securities, the terms of the offerings, or the accuracy or completeness of any offering materials or information posted on the Site. Neither StartEngine nor any of its directors, officers, employees, representatives, affiliates or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

Neither StartEngine Crowdfunding nor StartEngine Capital is an investment advisor or broker-dealer and neither engages in any activities requiring any such registration. Neither gives investment advice, provide analysis or recommendations regarding any offering posted on the Site. Prior results are not indicative of future performance; actual results may vary materially. The Site may contain "forward looking statements" which are not guaranteed. All investors should make their own determination of whether or not to make any investment, based on their own independent evaluation and analysis. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this Site can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

 ()

This offering is not live or open to the public at this moment.

Lincoln & Grant

Lincoln & Grant is an aspirational lifestyle magazine and media
network for men who aspire to achieve the American dream.



● Small OPO	🏠 Greenwood Village, CO	🏷 Media

0	$0	$50k - $1m
Reservations	Raised	Reservation Goal

0% funded with 171 days left

Company (/startup/lincolnandgrant?preview=true)   **Team (/startup/lincolnandgrant/team?preview=true)**   O

Offering Terms

This Offering

Securities Offered	Maximum of 1,000,000 shares of Class A Non-Voting Common Stock with priority access to dividends.
Common Stock outstanding before the offering	10,000,000 shares of Class B Voting Stock with secondary access to dividends.
Common Stock outstanding after the offering	11,000,000 shares of Class A and B Common Stock.
Use of Proceeds	The net proceeds of this offering will be used to complete the development of our media platform and to hire staff for content creation and curation.
Risk Factors	Investing in our shares involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the "Risk Factors" section of this offering circular.

Notes related to equity and perks of this Offering

Lincoln & Grant, Inc. is seeking to raise a minimum of $360,000 by May of 2016 at a rate of $1.00 per share. While our minimum goal is $360,000, we will continue to accept investment in excess of that amount until we reach the maximum amount of $1,000,000. All investments will be recorded equally until the maximum of 1,000,000 shares sold.

In addition to the equity received by those who purchase shares, various investment levels will receive additional perks, as follows:

-
  - For those who purchase up to 1,749 shares: By investing at our founding package level, in addition to the equity amount that corresponds to your specific investment, you will get our founder thank you kit which includes our company brand book, a custom Lincoln & Grant Lapel Pin, and proof of your status as a founding investor. You will also receive an on-going subscription to the Lincoln & Grant print publication.
  - For those who purchase at least 1,750 shares and up to 2,999 shares: By investing at our launch party package level, you will receive all of the elements of the Founding Package, plus an exclusive invitation to our launch party at Woodford Reserve Distillery in Kentucky. In addition to attending the Launch Party, you will receive a custom branded commemorative bottle of Woodford Reserve from our Lincoln & Grant Private Barrel.
  - For those who purchase at least 3,000 shares and up to 4,999 shares: As an investor at the Generational Keepsake level, we wanted to provide you something that you can pass along to your children or grandchildren to show and share your investment in helping Lincoln & Grant get its start. Therefore, in

addition to the items from the previous two packages, we have partnered with a top watch maker to create a custom Lincoln & Grant timepiece.

○ For those who purchase at least 5,0000 shares: The Lincoln & Grant brand focuses on the heritage and generational wisdom passed from father to son. We wanted to find a way to memorialize that legacy on a larger scale and therefore created the Legacy package. At this investment level, in addition to all of the other investment rewards, you will have the opportunity to work with an editor and ghost writer to share and actually publish an article about the legacy and lessons that you hope to leave for future generations.



	Most recent fiscal year-end:		Prior fiscal year-end:	
Total Assets	$0.00	USD	$0.00	USD
Cash & Cash Equivalents	$0.00	USD	$0.00	USD
Accounts Receivable	$0.00	USD	$0.00	USD
Short-term Debt	$0.00	USD	$0.00	USD
Long-term Debt	$0.00	USD	$0.00	USD
Revenues / Sales	$0.00	USD	$0.00	USD
Costs of Goods Sold	$0.00	USD	$0.00	USD
Taxes Paid	$0.00	USD	$0.00	USD
Net Income	$0.00	USD	$0.00	USD

Finances

Offering Details

(https://d19j0qt0x55bap.cloudfront.net/production/startups/lincolnandgrant/documents/offering_details/Offering_Memorandum-_Lincoln___Grant.pdf)

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

About

Blog (http://blog.startengine.com/)

About Us (/about)

How It Works (/how)

FAQs (https://help.startengine.com)

Connect

Facebook (https://www.facebook.com/pages/StartEngine/728579673872142)

Twitter (https://twitter.com/StartEngineLA)

Careers (https://jobs.lever.co/startengine)

Join

Edit My Campaign (/campaign)

Investors (/account)

Legal

 ()

IMPORTANT MESSAGE: www.StartEngine.com (the "Site") is a website owned by StartEngine Crowdfunding, Inc. (StartEngine Crowdfunding) and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC (StartEngine Capital)(collectively, "StartEngine"). StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). For Canadian investors, StartEngine intends to rely on a dealer exemption or partner with a Canadian registered dealer. By accessing this Site and any pages on this Site, you agree to be bound by its Terms of Use (/terms) and Privacy Policy (/privacy), as may be amended from time to time without notice or liability.

U.S. Investors: Investment opportunities posted and accessible through the Site are of two types:

- Regulation A offerings (JOBS Act Title IV, known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. Neither the Site not StartEngine Crowdfunding is a FINRA member.
- Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, a funding portal which is a FINRA member.

Both types of offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section (https://startengine.zendesk.com/hc/en-us).Each type of offering is presented on this Site in separate workflows. Generally, Regulation A+ and Crowdfunding offerings have important differences in limits on the amount a company can raise in an offering, how they can conduct the offering, limits on the amount an investor can invest per offering and annually, and most importantly differences in when an investor can resell the securities. In particular, securities purchased in a Regulation Crowdfunding offering cannot be sold for one year from purchase, but even after this time, there may be no resale market available. All securities offered by companies on this Site involve high levels of risk. Only invest an amount that you can afford to lose and will not impact your lifestyle.

Canadian Investors: Investment opportunities posted and accessible through the Site will be offered to Canadian resident investors in accordance with prospectus exemptions under Canadian securities laws, including, but not limited to, the "Accredited Investor" and "Offering Memorandum" exemptions under National Instrument 45-106 promulgated by the Canadian Securities Administrators.

Neither the SEC nor any state regulator, the Canadian securities regulators or any other regulatory body has passed upon the merits of or given its approval to the securities, the terms of the offerings, or the accuracy or completeness of any offering materials or information posted on the Site. Neither StartEngine nor any of its directors, officers, employees, representatives, affiliates or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

Neither StartEngine Crowdfunding nor StartEngine Capital is an investment advisor or broker-dealer and neither engages in any activities requiring any such registration. Neither gives investment advice, provide analysis or recommendations regarding any offering posted on the Site. Prior results are not indicative of future performance; actual results may vary materially. The Site may contain "forward looking statements" which are not guaranteed. All investors should make their own determination of whether or not to make any investment, based on their own independent evaluation and analysis. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this Site can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.